VIA EDGAR

September 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
Lincoln ChoicePlusSM Fusion
File Nos. 811-09763; 333-176213

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the initial above-referenced Form N-4 Registration Statement on August 10, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Life & Annuity Company of New York, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on September 29, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Delson R. Campbell
Delson R. Campbell
Vice President

VIA EDGAR

September 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
Lincoln ChoicePlusSM Fusion
File Nos. 811-09763; 333-176213

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the initial above-referenced Form N-4 Registration Statement on August 10, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on September 29, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Thomas O'Neill

Senior Vice President & Director
Thomas O’Neill